September 16, 2019

Bradley S. Powell
Chief Financial Officer
Expeditors International of Washington, Inc.
1015 Third Avenue, 12th Floor
Seattle, Washington 98104

       Re: Expeditors International of Washington, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed February 22, 2019
           File No. 000-13468

Dear Mr. Powell:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure